SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue

and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
South Africa, 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Attached to the Registrant Form 6-K filing for the month of August 2022, incorporated by reference herein:
Exhibit

99.1

Release dated

August 17, 2022

“TRADING STATEMENT

AND TRADING

UPDATE FOR THE YEAR
ENDED 30 JUNE 2022.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 17, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South

Africa)
(Registration number:

1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ” or the “ Group ”)
TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2022
DRDGOLD

is

in

the

process

of

finalising

its

results

for

the

year

ended

30

June

2022

(“
Current

Reporting

Period
”).
DRDGOLD’s production guidance

for the Current Reporting Period

was between 160 000 and 180

000 ounces of gold at

a
cash operating

cost

of R600 000/kg,

with planned

capital investment

of R600

million. For

the Current

Reporting Period,
DRDGOLD

produced

183 902

ounces

of

gold

at

a

cash

operating

cost

of

R600,875/kg,

with

a

capital

investment

of
R584.1 million.
In

terms

of

paragraph

3.4(b)

of

the

JSE

Limited

Listings

Requirements,

companies

are

required

to

publish

a

trading
statement as

soon

as they

are satisfied,

with a

reasonable degree

of

certainty,

that

the financial

results

for

the current
reporting period will differ by at least 20%

from the financial results of

the previous corresponding

period.
Shareholders are accordingly

advised that the Company has reasonable

certainty that it will report:
-

earnings per share (“
EPS
”) of between

114.4 cents

and 148.0 cents compared to

168.4 cents for the

year ended
30 June 2021 (“ Previous Corresponding Period
”), being a decrease of between

32% and 12%; and
-

headline earnings per

share (“
HEPS
”) of

between 113.6

cents and

147.2 cents

compared to

168.4 cents

for the
Previous Corresponding

Period, being a decrease of between

33% and 13%.
The

expected decreases

in EPS

and

HEPS for

the Current

Reporting Period

compared to

the

Previous Corresponding
Period are due mainly to movements

in,
inter alia , the following items:
1.

Revenue
For the

reclamation operations owned and

managed by

DRDGOLD,

being Ergo

Mining Proprietary Limited

(“
Ergo ”) and
Far West Gold Recoveries Proprietary

Limited (“
FWGR
”), revenue decreased by R150.5

million, or 3%, to R5,118.5 million
(2021:

R5,269.0 million).
Ergo’s

revenue

decreased

by

R238.1

million,

or

6%,

to

R3,704.9

million

(2021: R3,943.0 million), due

mainly

to

a

3%
decrease in the Rand

gold price received

and a 3% decrease

in gold sold.

The decrease in gold

sold resulted from a

4%
decrease in volume throughput

offset by a 1% increase in yield.
FWGR’s

revenue

increased

by

R87.6

million,

or

7%,

to

R1,413.6

million

(2021:

R1,326.0

million)

due

mainly

to

a

9%
increase in gold sold.

The increase in gold sold resulted from an

8% increase in yield,

notwithstanding volume throughput
decreasing by 1%.

2.

Cash operating costs
The impact

of the

decrease in

revenue on

earnings and

headline earnings was

further impacted

by an

increase in

cash
operating costs

of

R391.1 million,

or

13%, to

R3,463.8 million

(2021:

R3,072.7 million).

The

increases in

costs

at

both
operations were mainly caused

by above inflationary increases

in the costs of key consumables,

diesel, steel and cyanide.
At Ergo, cash operating costs increased

by R343.3 million, or 13%,

to R3,009.8 million (2021:

R2,666.5 million).
At FWGR, cash operating costs increased

by R47.8 million, or 12%, to

R454.0 million (2021: R406.2

million).
3.

Liquidity
As at

30 June

2022, DRDGOLD’s

cash and

cash equivalents

was R2,525.6

million (2021:

R2,180.0 million),

with a

revolving
credit facility with

ABSA Bank

Limited of

R200 million, available

if needed. During

the Current Reporting

Period, DRDGOLD

generated free cash flow (cash inflow

from operating activities less cash

outflow from investing activities)

of R871.6 million
and paid cash dividends

of R513.3 million. The Group remains free

of any bank debt as at 30 June 2022

(2021:

Rnil).
The

financial information

contained in

this

announcement is

the responsibility

of

the

directors of

DRDGOLD, and

such
information has not been reviewed

or reported on by the Company’s

auditors.

The condensed consolidated reviewed provisional results for the year ended 30 June 2022 are

expected to be published
on or about 24 August 2022.
Johannesburg
17 August 2022
Sponsor
One Capital